AMERICAN STRATEGIC MINERALS CORPORATION
2331 Mill Road, Suite 100
Alexandria, VA 22314
January 24, 2013
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Pamela Long, Assistant Director

Re:	American Strategic Minerals Corporation
Amendment No. 1 to Current Report on Form 8-K
Filed December 26, 2012
File No. 0-54652

Dear Ms. Long:

American Strategic Minerals Corporation (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment dated January 16, 2013 (the “Comment Letter”) relating to the Amendment No. 1 to the Current Report on Form 8-K filed with the Commission on December 26, 2012 (the “Form 8-K”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Forward-Looking Statements, page 1

1.
We note the revised disclaimer that you cannot assure investors of the accuracy or completeness of "data related to market and industry statistics based on third party publications" included in the Form 8-K. As noted previously, you may not disclaim responsibility for information that you have chosen to include in the Form 8-K. Please delete the disclaimer.

Response:

The Company has revised the Form 8-K to remove the disclaimer.

Completion of Acquisition or Disposition of Assets, page 1

2.
We note your response to comment four of our letter dated December 18, 2012. Please tell us and disclose clearly whether prior to the transaction with Sampo the registrant ever generated revenue from operations or engaged in business operations beyond the development stage. Please provide details of those activities.

Response:

Prior to the transaction with Sampo, the Company did not generate any revenues from its prior operations during the fiscal year ended December 31, 2011.  Prior to the transaction with Sampo, the Company’s business focused on acquisition, rehabilitation and short term disposition of distressed single family homes for resale.  During fiscal year 2012, the Company purchased nine homes and  four of such homes were sold during the fourth quarter of fiscal year 2012.

Prior to engaging in their real estate business, the Company was engaged in the acquisition and exploration of properties that may contain uranium mineralization, which have been the subject of historical exploration.  All activities on such properties were exploratory in nature.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (305) 571-1000 or our counsel Harvey Kesner, Esq. at (212) 930-9700.

Very truly yours,
 /s/ Doug Croxall